200 East Randolph Drive
Chicago, Illinois  60601

Elisabeth M. Martin
To Call Writer Directly:	312 861-2000	Facsimile:
312 861-3055		312 861-2200
emmartin@kirkland.com	www.kirkland.com

August 7, 2007

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christina Chalk

	Re:	1-800 CONTACTS, INC.
Definitive Proxy Statement on Schedule 14A and filed August 7, 2007
(SEC File No. 000-23633)

Ladies and Gentlemen:

On behalf of 1-800 CONTACTS, INC., a Delaware corporation (the “Company”), in connection with its Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) filed on August 7, 2007 with the Securities and Exchange Commission (the “Commission”), attached please find copies of the reports of independent registered public accounting firm incorporated by reference in the Proxy Statement. Such reports are being provided to the Commission pursuant to Instruction 5 to Item 14 of Schedule 14A.

Should you have any questions relating to the foregoing, please feel free to contact the undersigned at
(312) 861-3055, Dennis M. Myers, P.C. at (312) 861-2232 or R. Scott Falk, P.C. at (312) 861-2340.

Sincerely,

/s/ Elisabeth M. Martin

Elisabeth M. Martin

cc:                                 R. Joe Zeidner

1-800 CONTACTS, INC.

Hong Kong	London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

KPMG LLP Suite 1500 15 West South Temple Salt Lake City, UT 84101-9901

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

1-800 CONTACTS, INC.:

We have audited the accompanying consolidated balance sheets of 1-800 CONTACTS, INC. and subsidiaries as of December 31, 2005 and December 30, 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the fiscal years in the three-year period ended December 30, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of 1-800 CONTACTS, INC. and subsidiaries as of December 31, 2005 and December 30, 2006, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 30, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation upon adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of 1-800 CONTACTS, INC.’s internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Salt Lake City, Utah

March 14, 2007

KPMG LLP Suite 1500 15 West South Temple Salt Lake City, UT 84101-9901

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
1-800 CONTACTS, INC.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that 1-800 CONTACTS, INC. (1-800 CONTACTS) maintained effective internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). 1-800 CONTACTS’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that 1-800 CONTACTS maintained effective internal control over financial reporting as of December 30, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion,
1-800 CONTACTS maintained, in all material respects, effective internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of 1-800 CONTACTS, INC. and subsidiaries as of December 31, 2005 and December 30, 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the fiscal years in the three-year period ended December 30, 2006, and our report dated March 14, 2007, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Salt Lake City, Utah
March 14, 2007